Exhibit 99.20

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	HOLLINGER INC.

Fiscal year end date used to calculate capitalization:	March 31, 2007 (fee for year ending March 31, 2008)

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	34,945,776(i)
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$1.53 (ii)

Market value of class or series	(i) x (ii) =	$53,467,037 (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)
See Schedule "A" for Series II Preference Share
$5,208,105 (B)
Market value of other securities;
(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)	Nil (C)
(Repeat for each class or series of securities)	Nil (D)
Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$58,675,142
Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$3,200
New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)
Participation fee	X	Number of entire months remaining in the issuer's fiscal year	=	N/A
12
Late Fee, if applicable
(As determined under section 2.5 of the Rule)	N/A

SCHEDULE A

HOLLINGER INC.

Calculation of Market Value of Series II Preference Shares

Series II Preference Shares

Hollinger's Series II preference Shares (TSX:  HLG.PR.B)

Total number of shares outstanding at March 31, 2007	1,701,995(A)
Simple Average of the closing price as at the last trading day of each of the months for the fiscal year ended March 2007	$3.06 (B)
Market value (A x B)	$5,208,105

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES

Capitalization	Participation Fee
under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
$25 billion and over	$50,300